FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

Report of Foreign Issuer

0-28920



02043331

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2002

<u>COLT TELECOM GROUP plc</u>
(Translation of Registrant's Name into English)

P.G.
7/11/02

15 Marylebone Road
London
NW1 5JD
England



(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F <u>X</u> Form 40-F ___

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___ No <u>X</u>

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- _____)

This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's
Registration Statement on Form S-8 (Reg. No.333-8362), in the Registrant's

Enclosure: Press Release dated 9th July 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.

Date: 10th July 2002   COLT Telecom Group plc

                                              By:

                                              Mark A. Jenkins
                                              Legal Services Director

Notification of interests in shares under

Section 198 of the Companies act 1985

AVS: 397156

RNS: 4011Y

1. **Name of Company**

    COLT Telecom Group plc

2. **Name of Shareholder having a major interest**

    Notification is in respect of indirect interests

3. **Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18**

    Notification is in respect of a non-beneficial interest held by AMVESCAP Plc. either directly or through its subsidiary companies

4. **Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them**

    INVESCO Perpetual UK Growth Fund, registered in the name of Vidacos Nominees Limited

5. **Number of shares/amount of stock acquired**

    378,753

6. **Percentage of issued class**

    Less than 1%

7. **Number of shares/amount of stock disposed**

    N/A

8. **Percentage of issued Class**

    N/A

9. **Class of security**

    Ordinary Shares of 2.5p

10. **Date of Transaction**

    5th July 2002

11. **Date Company informed**

    9th July 2002



12. **Total holding following this notification**

    45,588,424

13. **Total percentage holding of issued class following this notification**

    3.02%

14. **Any additional information**

    The holding, the subject of this notification of interest, increases the aggregate holding of AMVESCAP to 167,028,144 shares (11.08%) of the total issued class. None of these shares is beneficially owned by AMVESCAP. Subsidiary companies of AMVESCAP have a large number of portfolio management clients for whom they act as investment manager and investment advisor and by virtue of Section 203 of the Companies Act 1985 AMVESCAP is deemed to have the same interest in the shares.

15. **Name of contact and telephone number for queries**

    John Doherty: 0207 390 3681

16. **Name and signature of authorised company official responsible for making this notification**

Mark A. Jenkins

Company Secretary

Date of Notification: 9th July 2002

Company Announcements Office

Old Broad Street

London

EC2N 1HP

Facsimile: 0207 588 6057, 0207 334 8964/8965/8966

Enquiries: Company Monitoring and enquiries; UK Listing Authority